CASCADE ACQUISITION CORP.

1900 Sunset Harbour Dr.

Suite 2102

Miami Beach, Florida 33139

VIA EDGAR

October 6, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Maryse Mills-Apenteng

Re:	Cascade Acquisition Corp. Draft Registration Statement on Form S-1 Submitted August 31, 2020 CIK 0001822309

Dear Mr. Mills-Apenteng:

Cascade Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 23, 2020 (the “Letter”), regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on August 31, 2020.

This letter is being submitted to the Staff with respect to the Company’s response to the comment in the Letter. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s proposed response. Disclosure changes made in response to the Staff’s comment have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1 submitted August 31, 2020

General

1.	Please limit the prospectus cover page to one page, as required by Item 501(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to reduce the prospectus cover page to one page.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jay Levine
Jay Levine Chief Executive Officer

cc:	Stuart Neuhauser, Esq.

Jessica S. Yuan, Esq.